650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

May 19, 2015

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Ji Shin
Maryse Mills-Apenteng
David Edgar
Patrick Gilmore

Re:	Xactly Corporation
Amendment No. 3 to Draft Registration Statement on Form S-1
Submitted April 17, 2015
CIK No. 0001322554

Ladies and Gentlemen:

On behalf of our client, Xactly Corporation (“Xactly” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 13, 2015 (the “Comment Letter”), relating to the above referenced Amendment No. 3 to Draft Registration Statement on Form S-1 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, Xactly is concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement which has been filed publicly.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the revised draft of the Registration Statement, as applicable.

General

1.

We note that you have previously provided us with relevant portions of industry research reports and publications cited throughout the registration statement. Please provide us with any updated reports, such as the August 2014 Aon Hewitt research study and the IDC report referenced in your Summary. To expedite our review, clearly mark each source to highlight the applicable portion or section containing the

AUSTIN        BEIJING        BRUSSELS         GEORGETOWN, DE        HONG KONG        LOS ANGELES        NEW YORK

PALO ALTO        SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC

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May 19, 2015

referenced information, and cross-reference it to the appropriate location in your prospectus.

In response to the Staff’s comment, the Company is supplementally providing the Staff with a back-up binder containing copies of the updated industry research reports and publications from Aon Hewitt, IDC, CSO Insights and Gartner as cited in the Registration Statement. To expedite the Staff’s review, the Company has marked each source so that the Staff can readily locate and review the cited information. The Company supplementally advises the Staff that the publication from Harvard Business Review, as cited in the Registration Statement, was previously provided by the Company in response to the comments contained in the Staff’s letter dated April 9, 2014. The Company further supplementally advises that none of the cited industry research reports and publications were prepared for the Company nor prepared in anticipation of or in connection with the offering contemplated by the Registration Statement.

Business

Customers, page 81

2.	Please disclose the objective criteria you have used in selecting the representative customers you identified by name, which will assist investors in understanding their significance to you.

In response to the Staff’s comment, the Company has revised page 81 of the Registration Statement. The Company supplementally advises the Staff that the Company selected the representative customers listed on page 81 by identifying the top ten largest customers within each specified industry segment based on the number of subscribers under contract and including those customers that provided their consent to be identified in the Registration Statement.

Case Studies, page 82

3.	Please tell us how you compiled these studies, whether they have been reviewed by the companies, how those clients provide a meaningful representation of your user base, and whether the companies concur with the characterizations. Also explain any limitations in using these individual case studies. In addition, tell us whether you relied on any written reports as a basis for any of the case studies presented and, if so, provide us with a copy of each written report marked to highlight the applicable portions containing the statistics and claims you cite.

The Company supplementally advises the Staff that it has provided each original case study to the appropriate customer and that each customer has reviewed and approved the case study to be used in the Registration Statement and concurs with the characterizations described therein. The

Securities and Exchange Commission

May 19, 2015

Company further advises the Staff that each case study used in the Registration Statement is unchanged from the original case study reviewed and approved by the appropriate customer. In addition, the Company supplementally advises the Staff that the customers represented by the case studies provide a meaningful representation of the Company’s user base as they represent the diversity of industries utilizing the Company’s solutions, the growth potential of the Company’s offerings within companies after initial deployment and the broad use of the technical capabilities of the Company’s platform to solve a diverse number of incentive compensation issues that companies face. The Company respectfully submits that it does not believe there are any material limitations in using the case studies; although the case studies are not exhaustive, they do provide a representative sample of how the Company’s existing customers typically utilize the Company’s solutions and illustrate the associated benefits that they experience. The Company supplementally advises the Staff that it did not rely on any written reports as a basis for any of the case studies included in the Registration Statement.

4.	You state that the number of Xactly subscribers with DocuSign had increased by over 1,000% between 2010 and 2015. Similarly, you state that the number of Xactly subscribers at Twitter increased by over 225% between 2012 and 2015. Please provide the specific number of initial subscribers in each case.

In response to the Staff’s comment, the Company is supplementally providing the Staff with supporting materials and analysis of the growth rates of Xactly subscribers at DocuSign and Twitter, including the number of initial subscribers at each company, and has revised the disclosure pertaining to Twitter on page 83 of the Registration Statement. The Company advises the Staff that such supporting materials and analysis are included in the same back-up binder that the Company is supplementally providing the Staff in response to the Staff’s comment #1.

Notes to Consolidated Financial Statements

Note 8. Stockholders’ equity

Convertible preferred stock, page F-23

5.	Please tell us how you determined that your convertible preferred stock should be classified within stockholders’ equity based on the liquidation preference described in Article IV.2(e) of Exhibit 3.1 and your consideration of the guidance in ASC 480-10-S99-3A.3.f.

The Company advises the Staff that the aggregate consideration received by the Company or by the stockholders of the Company as a result of the liquidation events described in Article IV.2(e) of Exhibit 3.1, would be distributed to the stockholders of the Company in the manner provided under the “liquidation waterfall” as specified in Article IV, Paragraph A, Sections 2(a)-(d) of Exhibit 3.1. Pursuant to this liquidation waterfall, the Company notes that all holders of equally

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May 19, 2015

and more subordinated equity instruments (both preferred stock and common stock) would receive the same form of consideration and would be subject to redemption under the liquidation events described in Article IV.2(e) of Exhibit 3.1. The Company also advises the Staff that the preferred stockholders would not have the right to change the form of consideration received in any liquidation event. As all stockholders would be subject to redemption under a liquidation, including a deemed liquidation, pursuant to the liquidation waterfall, and the shares are not otherwise redeemable, the Company believes classification within permanent equity is permitted and consistent with the guidance in ASC 480-10-S99-3A.3.f.

Part II

Item 16. Exhibits and Financial Statement Schedules

Exhibits 10.1 and 10.7

6.	We note that you have filed a form of the indemnification agreement and form of severance and change in control agreement rather than individual copies of the executed agreements. In accordance with Instruction 2 to Item 601 of Regulation S-K, please file a schedule with the exhibit identifying the documents omitted and setting forth the material details in which such documents differ from the filed document.

The Company supplementally advises the Staff that all of the Company’s directors and named executive officers will enter into indemnification agreements with the Company in the same form as the form of the indemnification agreement filed as Exhibit 10.1 to the Registration Statement. The Company advises the Staff that the Company will re-file Exhibit 10.1 with a schedule identifying the counterparties and specific agreements with a future amendment in response to the Staff’s comment.

In response to the Staff’s comment, the Company has filed as exhibits to the Registration Statement individual copies of the executed change of control severance agreements that each named executive officer has entered into with the Company.

Exhibit 10.9

7.	It appears that this agreement is missing the accompanying exhibits and schedules. Please refile the exhibit in its entirety to include all exhibits and schedules. Note that unlike Item 601(b)(2) of Regulation S-K, there is no provision in Item 601(b)(10) of Regulation S-K for omitting schedules or similar attachments.

The Company supplementally advises the Staff that Exhibit 10.9 to the Registration Statement is the Amended and Restated Loan and Security Agreement, dated as of October 24, 2014, by and

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May 19, 2015

between the Company and WF Fund IV Limited Partnership (c/o/b as Wellington Financial LP and Wellington Financial Fund IV) (“Wellington”) (collectively, the “Wellington Agreement”). The Wellington Agreement contains references to certain exhibits and schedules to the agreement, but no such exhibits or schedules were ever prepared and thus there are no disclosable exhibits or schedules that accompany the Wellington Agreement.

The Company further supplementally advises the Staff that the Wellington Agreement also cites a separate agreement between the Company and Wellington referred to as the “Disclosure Letter,” which the Company delivered separately in connection with the Wellington Agreement. The Company notes that the Disclosure Letter was a separate agreement from the Wellington Agreement containing information about the Company and certain procedural information needed by Wellington, such as bank account numbers, and the Disclosure Letter is not a material agreement under Item 601(b)(10) of Regulation S-K. The Company notes that the Disclosure Letter does not contain information that a reasonable investor would consider important in making an investment decision with respect to the Company or information that is material to an understanding of the terms of the Wellington Agreement and is therefore not required to be filed.

For all the reasons discussed above, the Company respectfully submits that the requirements to re-file the Wellington Agreement are not applicable in these circumstances.

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Securities and Exchange Commission

May 19, 2015

Please direct any questions with respect to this confidential submission to me at (650) 493-9300 or mcoke@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Michael E. Coke

Michael E. Coke

cc:	Christopher W. Cabrera, Xactly Corporation
Joseph C. Consul, Xactly Corporation
Colleen M. Pouliot, Xactly Corporation
Donna M. Petkanics, Wilson Sonsini Goodrich & Rosati, P.C.
Alan F. Denenberg, Davis Polk & Wardwell LLP